UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Amendment to Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020

Autonomous City of Buenos Aires, April 21, 2020

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant Information: Amendment to Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020

Dear Sirs,

It is reported that on April 20, 2020 the Board of Directors of Grupo Supervielle S.A. issued an amendment to item 7 of the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020”, according to the text that is transcribed below.

GRUPO SUPERVIELLE S.A.

Amendment to Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020

By virtue of the resignation of director Ricardo De Lellis to be effective on April 28, 2020, the Board of Directors of Grupo Supervielle S.A. amended Item 7 of the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020” (the “AGM”) issued by the Board of Directors on March 30, 2020 and published as “relevant information” on the Financial Information Platform (Autopista de la Información Financiera) of the National Securities Commission with ID # 2594048, according to the following text:

“7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the AGM is completed

The Board of Directors will not make recommendations in this regard, but informs that the term of office of director Emérico Alejandro Stengel expires at the AGM. Furthermore, the Board of Directors informs that Mr. Ricardo De Lellis submitted his resignation as director and such resignation will be effective on April 28, 2020.

In such regard, the controlling shareholder of the Company has informed that will propose to the AGM the following motions:

(i)	to request the AGM to accept the resignation submitted by director Ricardo De Lellis, effective on April 28, 2020, with a vote of gratitude for his contribution to the social businesses;

(ii)	that the number of regular directors to comprise the Board remains at 8;

(iii)	that no alternate directors be appointed;

(iv)	that Mr. Emérico Alejandro Stengel be re-elected as regular director for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2021; and

(v)	that Ms. Laurence Nicole Mengin de Loyer be elected as regular independent director in replacement of Mr. Ricardo De Lellis until the completion of the term of office of the latter, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2020.

The following is a summary of the professional background of Mr. Emérico Alejandro Stengel:

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later, he became a partner of Booz Allen Hamilton, a global management consulting firm where, until October 2007, worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He has led various strategic integration and operations enhancement projects for the financial services industry. Between 2006 and 2007 he served as an Independent Director of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award in 2010, and from October 2007 til May 2011 served as CEO of such company. He joined the Board of Grupo Supervielle in July 2010. At present, he is the COO of Banco Supervielle S.A. and serves as Second Vice-Chairman of Grupo Supervielle S.A., Vice-Chairman of Supervielle Productores Asesores de Seguros S.A. and as member of the Boards of Directors of Cordial Compañía Financiera S.A., Supervielle Seguros S.A., InvertirOnline S.A.U. and Bolsillo Digital S.A.U.

The following is a summary of the professional background of Ms. Laurence Nicole Mengin de Loyer:

Laurence Nicole Mengin de Loyer. Graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers and Aquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2008, as a result of her move to Argentina, she volunteered as Vice-President and Treasurer of a not-for-profit organization dedicated to integrating newly-arrived foreigners to Argentina. In 2009, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as independent Director of Grupo Supervielle S.A. between 2016 and 2019. To date, she serves as independent Director of Biosidus (Montevideo, Uruguay) and Peugeot Citröen Insurance Company (Buenos Aires, Argentina).

It is hereby informed that Mr. Emérico Alejandro Stengel, in case is re-elected as director, will have the status of “non-independent” according to the provisions of regulations in force of the CNV, while Ms. Laurence Nicole Mengin de Loyer, in case is elected director, will have the status of “independent” accoding to such standards.”

It is noted that the rest of the voting recommendations and proposals for the Ordinary and Extraordinary Shareholders Meeting to be held on April 28, 2020 have not been amended and remain in force.

Yours Sincerely,

Grupo Supervielle S.A. Head of Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 21, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer